UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

AGTB Private BDC
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
001253103
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2000
COPIES TO:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AGTB BDC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,870,533.958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,870,533.958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,870,533.958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9% [1]
14	TYPE OF REPORTING PERSON* PN

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AGTB BDC Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,870,533.958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,870,533.958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,870,533.958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9% [1]
14	TYPE OF REPORTING PERSON* OO

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,996,302.448
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,996,302.448
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,996,302.448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%[1]
14	TYPE OF REPORTING PERSON* IA, PN

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,996,302.448
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,996,302.448
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,996,302.448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%[1]
14	TYPE OF REPORTING PERSON* HC, OO

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,996,302.448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,996,302.448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,996,302.448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%[1]
14	TYPE OF REPORTING PERSON* IN, HC

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 001253103

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,996,302.448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,996,302.448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,996,302.448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%[1]
14	TYPE OF REPORTING PERSON* IN, HC

1 Based upon 14,956,183 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D amends and supplements the initial statement on Schedule 13D filed on August 22, 2022 and Amendment No. 1 (“Amendment No. 1”) to the statement filed on September 2, 2022 (as amended, the "Schedule 13D") by the following Reporting Persons: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), (ii) AG GP LLC, a Delaware limited liability company ("AG GP"), (iii) AGTB BDC Holdings, L.P., a Cayman Islands exempted limited partnership ("BDC Holdings"), (iv) AGTB BDC Holdings GP LLC ("BDC Holdings GP"), (v) Josh Baumgarten and (vi) Adam Schwartz, relating to the common shares of beneficial interest ("Common Shares") of AGTB Private BDC (the “Issuer”), a statutory trust formed under the laws of the State of Delaware. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5(c) of this Schedule 13D is hereby incorporated by reference into this Item 3. The source of funds for Angelo Gordon's Common Share purchase was working capital. The source of funds for BDC Holdings' Common Share purchase was capital contributions from investors.

Item 5. Interest in Securities of the Issuer
Item 5(a) - (c) of the Schedule 13D is hereby amended to include the following:
(a) - (b) The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
(c) On October 14, 2022, in response to a capital call, Angelo Gordon and BDC Holdings purchased 33,265.306 and 1,686,589.482 Common Shares, respectively, at a purchase price of $25.480 per Common Share for an aggregate purchase price of $847,600 and $42,974,300, respectively. Except as otherwise reported herein none of the Reporting Persons has engaged in any transaction in any Common Shares since the filing of Amendment No. 1 to Schedule 13D on September 2, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby updated by incorporating by reference the information set forth in Item 5.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2022

AGTB BDC HOLDINGS, L.P.

By:	AGTB BDC Holdings GP LLC, Its General Partner
By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AGTB BDC HOLDINGS GP LLC

By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore

Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact